March 14, 2022


Via U.S. Mail

Phillip Andrew Craemer Enfranchise Inc
9232 South Seventh Avenue
Inglewood, CA 90305



                      Re: Phillip Andrew Craemer Enfranchise Inc File No. 811-23760

Dear Mr. Craemer:

        On November 2, 2021, you filed a Form T-3 under the Trust Indenture Act stating that the securities you are registering are exempt from registration. This filing is materially incomplete and is not responsive to the requirements of Form T-3.

        On December 3, 2021 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act. In that filing you note that you are filing a registration statement pursuant to Section 8(b) of the Investment Company
Act of 1940. On December 3, 2021 you also filed Form N-8B-4 that was missing substantially all of the information required by the form.

         On January 19, 2022, via telephone, you communicated that you were submitting the filings in an effort to issue currency notes through an estate you are taking over. Your stated aim is to use currency notes in lieu of cash issued by the United States government. Staff advised you that the filings that you made would not serve this purpose.


       Your current filings are materially deficient. Based on our prior conversation, we believe you should either withdraw your filings or amend them to provide substantive and accurate responses to their item requirements. As a result of the missing disclosure you should not deem
yourself a    registered    investment company or exempt from registration of
securities. We do not
believe investors should rely on the documents you have filed with us for any investment purpose. We also believe you should consult with a lawyer. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.
 If you have any questions you may contact our office at (202) 551-6921.

                                        Sincerely,


                                        Disclosure Review and Accounting Office